Exhibit 99.11

JONATHAN BALL  COMPANY SECRETARY

Date of Notification   25 APRIL 2001


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

BRIGHT STATION PLC

2)  Name of director

DANIEL MAURICE WAGNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DANIEL MAURICE WAGNER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR NAMED IN 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARE OPTIONS CANCELLED AND SHARE OPTIONS GRANTED

7)  Number of shares/amount of
    stock acquired

N/A

8)  Percentage of issued class



9)  Number of shares/amount
    of stock disposed

N/A

10) Percentage of issued class

11) Class of security



12) Price per share



13) Date of transaction



14) Date company informed



15) Total holding following this notification



16) Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes

17) Date of grant

25/04/2001

18) Period during which or date on which exercisable

01/06/2006 - 30/11/2006

19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number

51,923 ORDINARY SHARES OF ONE PENCE EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

19.5p

22) Total number of shares or debentures over which options held following this notification

OPTIONS OVER 425,559 ORDINARY SHARES OF ONE PENCE EACH, PLUS AN LTIP AWARD OF 588,235 RESTRICTED SHARES

23) Any additional information

31,839 OPTIONS HAVE LAPSED FOLLOWING MR WAGNER'S WITHDRAWAL FROM AN SAYE SAVINGS CONTRACT. 51,923 NEW OPTIONS HAVE BEEN GRANTED FOLLOWING THE LATEST OFFER UNDER THE SAYE SCHEME.

24) Name of contact and telephone number for queries

JONATHAN BALL     020 7930 6900

25) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL  COMPANY SECRETARY

     Date of Notification       25 APRIL 2001